Division of Corporation Finance
U.S. Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: Heartland Financial USA, Inc.
Form 10-Q for the Quarter Ended June 30, 2023
Filed August 4, 2023
File No. 001-15393

December 21, 2023
Dear Mr. Henderson and Mr. Klein:

This letter is in response to your comment letter dated December 21, 2023, on the quarterly report on Form 10-Q of Heartland Financial USA, Inc. (the "Company" or "we"), for the quarter ended June 30, 2023. For your convenience, we have repeated your comment in boldface below and followed the comment with our response:
Form 10-Q for Quarterly Period Ended June 30, 2023
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Reconciliations
1.We note your response to prior comment 1. Your presentation of adjusted tangible common equity (“Adjusted TCE”), which excludes the impact of accumulated other comprehensive income (loss) (“AOCI”) represents an individually tailored accounting measure given that the adjustment to exclude accumulated other comprehensive income (loss) has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response:
Management will remove the presentation of adjusted tangible common equity from future filings.

Should you have any questions regarding this letter or the responses contained herein, please feel free to contact the undersigned at (563) 589-1994 or by e-mail to bmckeag@htlf.com.

Very truly yours,

/s/ Bryan R. McKeag

Bryan R. McKeag
Executive Vice President, Chief Financial Officer